                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                             (Amendment No. __ )(1)

                                PharmAthene, Inc.
                     (Formerly Healthcare Acquisition Corp.)
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71714G102
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 2, 2007
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)

/x/  Rule 13d-1(c)

/ /  Rule 13d-1(d)

--------
      (1) The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
      The information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 71714G102                   13G                    Page 2 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
               (SEE INSTRUCTIONS)                                        (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  991,100
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              991,100
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    991,100
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                             / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    4.1%(1)
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    PN
================================================================================

------------------------------
(1) On August 2, 2007, the Reporting  Persons acquired shares of Common Stock of the  Issuer,  increasing  their  ownership  to above 5% of the  Common  Stock to approximately  8.5% of the Common  Stock  based on  11,650,000  shares of Common
Stock then  outstanding.  On August 3, 2007,  the  Issuer  consummated  a merger pursuant to the Agreement  and Plan of Merger,  dated as of January 19, 2007, by and among the Issuer,  PAI Acquisition  Corp., a wholly-owned  subsidiary of the
Issuer,  and PharmAthene,  Inc. In connection with the merger, the Issuer issued
12,500,000 shares of Common Stock resulting in an aggregate of 24,150,000 shares of Common Stock outstanding. As a result of the increase in the number of shares of Common Stock  outstanding,  the Reporting Persons currently  beneficially own approximately  4.1%  of  the  outstanding  shares  and  have  ceased  to be  the beneficial owners of more than 5% of the outstanding shares.

----------------------                                    ----------------------
CUSIP No. 71714G102                   13G                    Page 3 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
               (SEE INSTRUCTIONS)                                        (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  991,100
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              991,100
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    991,100
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                             / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    4.1%(1)
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    OO
================================================================================

(1) On August 2, 2007, the Reporting  Persons acquired shares of Common Stock of the  Issuer,  increasing  their  ownership  to above 5% of the  Common  Stock to approximately  8.5% of the Common  Stock  based on  11,650,000  shares of Common
Stock then  outstanding.  On August 3, 2007,  the  Issuer  consummated  a merger pursuant to the Agreement  and Plan of Merger,  dated as of January 19, 2007, by and among the Issuer,  PAI Acquisition  Corp., a wholly-owned  subsidiary of the
Issuer,  and PharmAthene,  Inc. In connection with the merger, the Issuer issued
12,500,000 shares of Common Stock resulting in an aggregate of 24,150,000 shares of Common Stock outstanding. As a result of the increase in the number of shares of Common Stock  outstanding,  the Reporting Persons currently  beneficially own approximately  4.1%  of  the  outstanding  shares  and  have  ceased  to be  the beneficial owners of more than 5% of the outstanding shares.

----------------------                                    ----------------------
CUSIP No. 71714G102                   13G                    Page 4 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
               (SEE INSTRUCTIONS)                                        (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  991,100
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              991,100
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    991,100
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                             / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    4.1%(1)
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    IN
================================================================================

--------------------
(1) On August 2, 2007, the Reporting  Persons acquired shares of Common Stock of the  Issuer,  increasing  their  ownership  to above 5% of the  Common  Stock to approximately  8.5% of the Common  Stock  based on  11,650,000  shares of Common
Stock then  outstanding.  On August 3, 2007,  the  Issuer  consummated  a merger pursuant to the Agreement  and Plan of Merger,  dated as of January 19, 2007, by and among the Issuer,  PAI Acquisition  Corp., a wholly-owned  subsidiary of the
Issuer,  and PharmAthene,  Inc. In connection with the merger, the Issuer issued
12,500,000 shares of Common Stock resulting in an aggregate of 24,150,000 shares of Common Stock outstanding. As a result of the increase in the number of shares of Common Stock  outstanding,  the Reporting Persons currently  beneficially own approximately  4.1%  of  the  outstanding  shares  and  have  ceased  to be  the beneficial owners of more than 5% of the outstanding shares.

----------------------                                    ----------------------
CUSIP No. 71714G102                   13G                    Page 5 of 10 Pages
----------------------                                    ----------------------

Item 1(a).  Name of Issuer:

            PharmAthene, Inc. (Formerly Healthcare Acquisition Corp.)

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One Park Place, Suite 450
            Annapolis, Maryland 21401

Item 2(a).  Name of Person Filing:

            This  statement  is filed by Steel  Partners  II,  L.P.,  a Delaware limited partnership ("Steel Partners II"), Steel Partners, L.L.C., a
            Delaware limited  liability  company  ("Partners LLC") and Warren G.
            Lichtenstein.  Each of the  foregoing is referred to as a "Reporting
            Person" and collectively as the "Reporting Persons." Partners LLC is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G.  Lichtenstein,  who is Chairman of the Board, Chief Executive Officer and Secretary.  By
            virtue of his positions with Partners LLC and Steel Partners II, Mr.
            Lichtenstein  has the  power to vote  and  dispose  of the  Issuer's shares of Common Stock, $0.0001 par value (the "Common Stock") owned by Steel  Partners II and each of Partners LLC and Mr.  Lichtenstein may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"),  to be the beneficial owners of all shares of Common Stock held by Steel Partners II.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The  principal  business  address  of the  Reporting  Persons is 590
            Madison Avenue, 32nd Floor, New York, New York 10022.

Item 2(c).  Citizenship:

            Steel  Partners II and Partners LLC are organized  under the laws of the State of Delaware.  Warren G.  Lichtenstein  is a citizen of the
            United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.0001 per share

Item 2(e).  CUSIP Number:

            71714G102

Item 3.     If this  statement  is filed  pursuant  to Section  240.13d-1(b)  or
            240.13d-2(b) or (c), check whether the person filing is a:

            /X/   Not Applicable

      (a)   / /   Broker or dealer  registered  under  Section 15 of the Act (15
                  U.S.C. 78o).

      (b)   / /   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

----------------------                                    ----------------------
CUSIP No. 71714G102                   13G                    Page 6 of 10 Pages
----------------------                                    ----------------------

      (c)   / /   Insurance  company as defined in Section  3(a)(19)  of the Act
                  (15 U.S.C. 78c).

      (d)   / /   Investment   company   registered   under  Section  8  of  the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   / /   Investment     adviser    in    accordance     with    Section
                  240.13d-1(b)(1)(ii)(E).

      (f)   / /   Employee  benefit plan or endowment  fund in  accordance  with
                  Section 240.13d-1(b)(1)(ii)(F).

      (g)   / /   Parent holding  company or control  person in accordance  with
                  Section 240.13d-1(b)(1)(ii)(G).

      (h)   / /   Savings  association as defined in Section 3(b) of the Federal
                  Deposit Insurance Act (12 U.S.C. 1813).

      (i)   / /   Church  plan  that  is  excluded  from  the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act (15 U.S.C. 80a-3).

      (j)   / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

      Steel Partners II

      (a)   Amount beneficially owned:

            991,100 shares of Common Stock*

      (b)   Percent of class:

            4.1% (based on 24,150,000  shares of Common Stock  outstanding as of
            August 3, 2007 as reported in the Issuer's  Form 8-K filed on August
            9, 2007).

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            991,100 shares of  Common Stock*

      (ii)  Shared power to vote or to direct the vote

            0 shares of Common Stock

      (iii) Sole power to dispose or to direct the disposition of

            991,100 shares of Common Stock*

      (vi)  Shared power to dispose or to direct the disposition of

            0 shares of Common Stock

----------------------                                    ----------------------
CUSIP No. 71714G102                   13G                    Page 7 of 10 Pages
----------------------                                    ----------------------

   *  By virtue of their  relationship  with Steel Partners II, each of Partners
      LLC and Mr.  Lichtenstein  may be deemed to  beneficially  own the 991,100 shares of Common Stock of the Issuer held by Steel Partners II.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this  statement  is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [X].

            On August 2, 2007, the Reporting  Persons  acquired shares of Common
Stock of the Issuer,  increasing their ownership to above 5% of the Common Stock to approximately  8.5% of the Common Stock based on 11,650,000  shares of Common
Stock then  outstanding.  On August 3, 2007,  the  Issuer  consummated  a merger pursuant to the Agreement  and Plan of Merger,  dated as of January 19, 2007, by and among the Issuer,  PAI Acquisition  Corp., a wholly-owned  subsidiary of the
Issuer,  and PharmAthene,  Inc. In connection with the merger, the Issuer issued
12,500,000 shares of Common Stock resulting in an aggregate of 24,150,000 shares of Common Stock outstanding. As a result of the increase in the number of shares of Common Stock  outstanding,  the Reporting Persons currently  beneficially own approximately  4.1%  of  the  outstanding  shares  and  have  ceased  to be  the beneficial owners of more than 5% of the outstanding shares.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7.     Identification  and  Classification of the Subsidiary Which Acquired
            the  Security  Being  Reported on by the Parent  Holding  Company or
            Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            See Exhibit A.

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certifications.

            By signing  below I certify  that,  to the best of my knowledge  and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

----------------------                                    ----------------------
CUSIP No. 71714G102                   13G                    Page 8 of 10 Pages
----------------------                                    ----------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2007              STEEL PARTNERS II, L.P.

                                    By:   Steel Partners, L.L.C.,
                                          General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                          Lauren Isenman
                                          As Attorney in Fact for Warren G.
                                          Lichtenstein, Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                          Lauren Isenman
                                          as Attorney In Fact for Warren G.
                                          Lichtenstein, Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney In Fact for Warren G.
                                    Lichtenstein, Individually

----------------------                                    ----------------------
CUSIP No. 71714G102                   13G                    Page 9 of 10 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            The  undersigned  hereby  agree that the  Statement  on Schedule 13G dated August 13, 2007 with respect to the shares of Common Stock of PharmAthene,
Inc.  and  any  further  amendments  thereto  executed  by  each  and any of the undersigned shall be filed on behalf of each of the undersigned  pursuant to and in accordance  with the  provisions  of Rule  13d-1(k)(1)  under the  Securities
Exchange Act of 1934, as amended.

Dated: August 13, 2007              STEEL PARTNERS II, L.P.

                                    By:   Steel Partners, L.L.C.,
                                          General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                          Lauren Isenman
                                          As Attorney in Fact for Warren G.
                                          Lichtenstein, Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                          Lauren Isenman
                                          as Attorney In Fact for Warren G.
                                          Lichtenstein, Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney In Fact for Warren G.
                                    Lichtenstein, Individually

----------------------                                    ----------------------
CUSIP No. 71714G102                   13G                    Page 10 of 10 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. Execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. Do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. Take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

                                    By:  /s/ Warren G. Lichtenstein
                                        ----------------------------------------
By:   Steel Partners, L.L.C.             Warren G. Lichtenstein
      General Partner                    Managing Member

By:   /s/ Warren G. Lichtenstein    /s/ Warren G. Lichtenstein
    -----------------------------   --------------------------------------------
      Warren G. Lichtenstein        WARREN G. LICHTENSTEIN
      Managing Member